UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)*

VOXWARE, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92906L105

(CUSIP Number)

David Sorin, Esq.

Emilio Ragosa, Esq.

Morgan, Lewis & Bockius, LLP

502 Carnegie Center

Princeton, NJ 08540-6241

609-919-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92906L105	13D/A	Page 2 of 13

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Edison Venture Fund V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares 8. SHARED VOTING POWER 461,249,957 shares 9. SOLE DISPOSITIVE POWER 0 shares 10. SHARED DISPOSITIVE POWER 461,249,957 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,249,957 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 92906L105	13D/A	Page 3 of 13

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Edison Partners V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares 8. SHARED VOTING POWER 461,249,957 shares 9. SOLE DISPOSITIVE POWER 0 shares 10. SHARED DISPOSITIVE POWER 461,249,957 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,249,957 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 92906L105	13D/A	Page 4 of 13

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Joseph A. Allegra
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares 8. SHARED VOTING POWER 461,249,957 shares 9. SOLE DISPOSITIVE POWER 0 shares 10. SHARED DISPOSITIVE POWER 461,249,957 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,249,957 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 92906L105	13D/A	Page 5 of 13

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Gary P. Golding
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares 8. SHARED VOTING POWER 461,249,957 shares 9. SOLE DISPOSITIVE POWER 0 shares 10. SHARED DISPOSITIVE POWER 461,249,957 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,249,957 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 92906L105	13D/A	Page 6 of 13

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Bruce H. Luehrs
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares 8. SHARED VOTING POWER 461,249,957 shares 9. SOLE DISPOSITIVE POWER 0 shares 10. SHARED DISPOSITIVE POWER 461,249,957 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,249,957 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 92906L105	13D/A	Page 7 of 13

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). John H. Martinson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares 8. SHARED VOTING POWER 461,249,957 shares 9. SOLE DISPOSITIVE POWER 0 shares 10. SHARED DISPOSITIVE POWER 461,249,957 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,249,957 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 92906L105	13D/A	Page 8 of 13

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Ross T. Martinson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares 8. SHARED VOTING POWER 461,249,957 shares 9. SOLE DISPOSITIVE POWER 0 shares 10. SHARED DISPOSITIVE POWER 461,249,957 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,249,957 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 92906L105	13D/A	Page 9 of 13

AMENDMENT NO. 2

TO

SCHEDULE 13D

This Amendment No. 2 amends the Statement on Schedule 13D filed on April 15, 2004, by and on behalf of Edison V (the “Statement”), with respect to the beneficial ownership of common stock, par value $0.001 per share, of the Issuer. This Statement, as amended by this Amendment No. 2, is referred to herein as “Schedule 13D.” This Schedule 13D is being filed to report the following:

Pursuant to the Series D Convertible Preferred Stock Purchase Agreement, dated as of April 30, 2004 by and among the Issuer, Edison V and the investors (the “Investors”) listed on the signature pages thereto (the “Purchase Agreement”), Edison V purchased 50,000,000 shares (the “Edison Preferred Shares”) of Series D Convertible Preferred Stock from the Issuer in a private transaction for a total purchase price of $750,000; which Edison Preferred Shares are convertible into an aggregate of 50,000,000 shares of Common Stock. The working capital of Edison V was the source of the funds for the purchase. No part of the purchase price paid by Edison V was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Edison Preferred Shares. A copy of the Amended and Restated Certificate of Incorporation of the Issuer setting forth the powers, designations, preferences and rights of the Series D Preferred is incorporated by reference as Exhibit I hereto.

In addition, this Schedule 13D is being filed to report that Edison V received 5,690,487 shares of the Issuer’s Common Stock issued as quarterly dividends on the Edison Preferred Shares. Capitalized terms used and not defined herein have the meanings set forth in the Statement. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4. Purpose of Transaction

Edison V acquired the Series D Preferred for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, Edison V may dispose of or acquire additional shares of Common Stock of the Issuer. J. A. Allegra and R. T. Martinson are members of the Board of Directors of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

a.	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of the Issuer;

CUSIP NO. 92906L105	13D/A	Page 10 of 13

f.	Any other material change in the Issuer’s business or corporate structure;

g.	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(h) (4) of the Securities Exchange Act of 1934; or

j.	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	Edison V is the record owner of 324,851,190 of the Edison Preferred Shares. As the sole general partner of Edison V, Edison Partners V may be deemed to own beneficially the Edison Preferred Shares. As the individual general partners of Edison Partners V, each of the Edison General Partners also may be deemed to own beneficially the Edison Preferred Shares.

Edison V is the record owner of 7,976,148 shares of Common Stock issued as dividends on the Edison Preferred Shares.

Edison V holds warrants to purchase 115,922,619 shares of Series D Preferred which warrants are immediately exercisable. As the sole general partner of Edison V, Edison Partners V may be deemed to own beneficially the Edison Series D Warrant Shares. As the individual general partners of Edison Partners V, each of the Edison General Partners also may be deemed to own beneficially the Edison Series D Warrant Shares.

Edison V holds warrants to purchase 12,500,000 share of Common Stock which warrants may be exercisable upon the Issuer’s failure to have the Form S-2 declared effective in a timely manner. As the sole general partner of Edison V, Edison Partners V may be deemed to own beneficially the Edison Common Stock Warrant Shares. As the individual general partners of Edison Partners V, each of the Edison General Partners also may be deemed to own beneficially the Edison Common Stock Warrant Shares.

Each of Edison V, Edison Partners V and the Edison General Partners may be deemed to own beneficially 90.2% of the Common Stock of the Issuer, which percentage is calculated based upon 57,997,356 shares of Common Stock reported to be outstanding by the Issuer as of December 31, 2004, as adjusted pursuant to Rule 13d-3(d)(1). Each of the Reporting Persons, except Edison V, disclaims beneficial ownership of the Edison Preferred Shares and the Edison Warrant Shares.

CUSIP NO. 92906L105	13D/A	Page 11 of 13

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

0 shares for each Reporting Person.

(ii)	shared power to vote or to direct the vote:

461,249,957 shares for each Reporting Person.

(iii)	sole power to dispose or to direct the disposition:

0 shares for each Reporting Person.

(iv)	shared power to dispose or to direct the disposition:

461,249,957 shares for each Reporting Person.

(c)	Except as set forth above, none of the Reporting Persons has effected any transaction in the Preferred or Warrant Shares during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Preferred or Warrant Shares beneficially owned by any of the Reporting Persons.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 5, 2004, Voxware, Inc. (the “Company”) announced that it entered into definitive agreements with certain accredited investors in connection with a private placement of the Company’s Series D Preferred Stock, raising gross proceeds to the Company of approximately $2 million.

Pursuant to the Purchase Agreement, the Company has issued and sold an aggregate of 136,730,000 shares of Series D Preferred Stock at a purchase price of $0.015 per share for aggregate gross proceeds to the Company of $2,050,950. The shares of Series D Preferred Stock have a 7% dividend payable in cash or equity, and are convertible into Voxware common stock at an initial conversion ratio of one share of common stock for each share of Series D Convertible Preferred Stock.

It is anticipated that the net proceeds from the financing will be used for sales and marketing initiatives, research and development activities, general corporate administration and overhead expenses, and repayment of debt.

The Company is required to register for resale by the investors the common stock issuable upon conversion of the Series D Convertible Preferred Stock under the Securities Act of 1933, as amended. In connection with the financing, the Company also agreed to execute an Amendment No. 1 to the Investor Rights Agreement and an Amendment No. 1 to the Stockholders Agreement.

A copy of each of the Series D Preferred Stock Purchase Agreement, Amendment No. 1 to Investor Rights Agreement, Amendment No. 1 to Stockholders Agreement and the

CUSIP NO. 92906L105	13D/A	Page 12 of 13

Certificate of Amendment to the Certificate of Incorporation are filed herewith as exhibits, and are incorporated herein by reference. The foregoing description of the issuance of Series D Preferred Stock by the Company is qualified in its entirety by reference to such exhibits.

Item 7. Material to be Filed as Exhibits.

Exhibit I – Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Voxware, Inc., incorporated by reference to Exhibit 3.1 to the Company’s current report on Form 8-K filed May 7, 2004.

Exhibit II – Series D Convertible Preferred Stock Purchase Agreement by and among Voxware, Inc. and the Purchasers listed on the signature pages thereto, dated as of April 30, 2004, incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed May 7, 2004.

Exhibit III – Amendment No. 1 to Investor Rights Agreement by and between Voxware, Inc. and the Investors listed on the signature pages thereto, incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed May 7, 2004.

Exhibit IV – Amendment No. 1 to Stockholders Agreement by and between Voxware, Inc. and the Holders and Investors listed on Schedule 1 thereto, incorporated by reference to Exhibit 10.3 to the Company’s current report on Form 8-K filed May 7, 2004.

CUSIP NO. 92906L105	13D/A	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

EDISON VENTURE FUND V, L.P.

By:	EDISON PARTNERS V, L.P.
General Partner

By: *
Joseph A. Allegra
General Partner

EDISON PARTNERS V, L.P.

By: *
Joseph A. Allegra
General Partner

*
Joseph A. Allegra

*
Gary P. Golding

*
Bruce H. Luehrs

/s/ Ross T. Martinson
Ross T. Martinson
As attorney-in-fact

*
John H. Martinson

This Schedule 13D was executed by Ross T. Martinson pursuant to a Power of Attorney dated July 7, 2003, incorporated by reference to Exhibit IV to Edison Venture Fund V, L.P.’s Schedule 13D filed July 7, 2003.